SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549



                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULE 13d-1(a) AND
             AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       (Amendment No. ___________)1/

                        LaSalle Re Holdings Limited
                              (Name of Issuer)

                  Common Shares, par value $1.00 per share
                       (Title of Class of Securities)

                                 037389103
                               (CUSIP Number)

                              Kevann M. Cooke
                            Corporate Secretary
                              Aon Corporation
                            123 N. Wacker Drive
                          Chicago, Illinois 60606
                               (312) 701-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 18, 1998
          (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                 (Continued on following pages)

                            (Page 1 of 11 Pages)

--------
1/      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  037389103                   13D            Page 2 of 11 Pages
---------------------                               ----------------------



   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aon Corporation

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


                               7      SOLE VOTING POWER         951,929

        NUMBER OF              8      SHARED VOTING POWER         -0-
          SHARES
       BENEFICIALLY            9      SOLE DISPOSITIVE POWER    951,929
      OWNED BY EACH
        REPORTING              10     SHARED DISPOSITIVE POWER    -0-
       PERSON WITH


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             951,929

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                      [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        6.1%

    14       TYPE OF REPORTING PERSON*
             HC


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No.  037389103                   13D            Page 3 of 11 Pages
---------------------                               ----------------------



Item 1.           Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the Common Shares, par value $1.00 per share (the "Common Shares") of LaSalle Re Holdings Limited, a Bermuda corporation (the "Issuer"), with principal executive offices located at Continental Building, 25 Church Street, Hamilton HM12, Bermuda.

Item 2.           Identity and Background.

         This Statement is filed by Aon Corporation, a Delaware corporation ("Aon"). Aon is a holding company whose operating subsidiaries carry on business in two distinct segments: (i) insurance brokerage and consulting services (including reinsurance intermediary services, benefits consulting and commercial insurance brokerage services); and (ii) insurance underwriting (including life, accident and health insurance products as well as extended warranty and specialty insurance products). The address of the corporate headquarters of Aon is 123 N. Wacker Drive, Chicago, Illinois 60606.

         The Common Shares to which this Statement relates are directly owned by the following three operating subsidiaries of Aon: Combined Insurance Company of America, an Illinois corporation ("CICA"), Virginia Surety Company, Inc., an Illinois corporation ("VSC"), and Aon Risk Consultants (Bermuda) Ltd., a Bermuda company ("ARC"). As of November 18, 1998, CICA directly owned 327,265 Common Shares, VSC directly owned 327,265 Common Shares, and ARC directly owned 297,399 Common Shares.

         The following table sets forth the names and positions of each executive officer of Aon. Unless otherwise indicated below, the address of each executive officer is 123 N. Wacker Drive, Chicago, Illinois 60606.

 Name                       Position/Address
 ----                       ----------------

 Patrick G. Ryan            Chairman, President and Chief Executive Officer

 Harvey N. Medvin           Executive Vice President and Chief Financial
                            Officer

 Daniel T. Cox              Executive Vice President

 Raymond I. Skilling        Executive Vice President and Chief Counsel

 Michael A. Conway          Senior Vice President and Senior Investment
                            Officer

 Michael D. O'Halleran      President and Chief Operating Officer - Aon
                            Group, Inc.









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CUSIP No.  037389103                   13D            Page 4 of 11 Pages
---------------------                               ----------------------



         The following table sets forth the names of the directors of Aon, their principal employment and the name and address of any corporation or other organization in which such employment is conducted.


                                            Principal                           Name and Address
         Name                               Employment                          where Employed
         ----                               ----------                          ----------------

         Patrick G. Ryan                    Chairman, President and             Aon Corporation
                                            Chief Executive Officer             123 N. Wacker Drive, 30th Floor
                                                                                Chicago, Illinois 60606

         Daniel T. Carroll                  Chairman                            The Carroll Group
                                                                                P.O. Box 6790
                                                                                Avon, Colorado 81620

         Franklin A. Cole                   Chairman                            Croesus Corporation
                                                                                54 West Hubbard, Room 205
                                                                                Chicago, Illinois 60610

         Edgar D. Jannotta                  Senior Director                     William Blair & Company,
                                                                                  L.L.C.
                                                                                222 West Adams Street, 33rd Flr.
                                                                                Chicago, Illinois 60606

         Perry J. Lewis                     Partner                             Morgan Lewis Githens & Ahn
                                                                                Two Greenwich Plaza
                                                                                Greenwich, Connecticut 06830

         Andrew J. McKenna                  Chairman and                        Schwarz Paper Company
                                            Chief Executive Officer             8338 Austin Avenue
                                                                                Morton Grove, Illinois 60053

         Newton N. Minow                    Counsel                             Sidley & Austin
                                                                                One First National Plaza
                                                                                Suite 4800
                                                                                Chicago, Illinois 60603

         Richard C. Notebaert               Chairman of the Board,              Ameritech Corporation
                                            President and Chief                 30 South Wacker Drive
                                            Executive Officer                   Suite 3800
                                                                                Chicago, Illinois 60606

         Donald S. Perkins                  Retired                             One First National Plaza
                                                                                21 South Clark Street
                                                                                Suite 2530
                                                                                Chicago, Illinois 60603-2006




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CUSIP No.  037389103                   13D            Page 5 of 11 Pages
---------------------                               ----------------------


                                            Principal                           Name and Address
         Name                               Employment                          where Employed
         ----                               ----------                          ----------------

         John W. Rogers, Jr.                President                           Ariel Capital Management, Inc.
                                                                                307 North Michigan Avenue
                                                                                Suite 500
                                                                                Chicago, Illinois 60601

         George A. Schaefer                 Chairman of the Board               Caterpillar Inc.
                                            (Retired)                           100 N.E. Adams Street
                                                                                Peoria, Illinois 61629-6210

         Raymond I. Skilling                Executive Vice President            Aon Corporation
                                            and Chief Counsel                   123 North Wacker Drive
                                                                                30th Floor
                                                                                Chicago, Illinois 60606

         Fred L. Turner                     Senior Chairman                     McDonald's Corporation
                                                                                One Kroc Drive
                                                                                Oak Brook, Illinois 60523

         Arnold R. Weber                    President                           Civic Committee of the
                                                                                  Commercial Club of Chicago
                                                                                One First National Plaza
                                                                                21 South Clark Street, Suite 3120
                                                                                Chicago, Illinois 60603-2006

         Carolyn Y. Woo                     Dean, College of Business           University of Notre Dame
                                                                                204 College of Business
                                                                                 Administration
                                                                                South Bend, Indiana 46556-0399


         During the last five years, neither Aon nor any of its directors or executive officers has been convicted in any criminal proceeding.

         During the last five years, neither Aon nor any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Each of the directors and executive officers of Aon is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         A portion of the Common Shares to which this Statement relates were acquired through purchase by CICA and VSC. The balance of the Common Shares were acquired when CICA, VSC and ARC exercised options to purchase non-voting common shares of the Issuer's operating subsidiary, which

CUSIP No.  037389103                   13D            Page 6 of 11 Pages
---------------------                               ----------------------

non-voting shares were concurrently exchanged for Common Shares. These transactions are explained in greater detail in Item 4 below.

Item 4.           Purpose of Transaction.

         CICA, VSC and ARC were among the entities which, in October of 1993, capitalized LaSalle Re Limited ("LaSalle Re"), which is the Issuer's principal operating subsidiary. In November of 1995, CICA, VSC and ARC agreed to exchange their interests in LaSalle Re in order to receive, immediately prior to the completion of the Issuer's initial public offering, Common Shares, exchangeable non-voting shares of LaSalle Re (the "Exchangeable Shares"), and options to purchase Exchangeable Shares (the "Options").

         Prior to November 18, 1998, CICA and VSC each owned 278,250 Common Shares, 1,221,750 Exchangeable Shares, and 68,175 Options, and ARC owned 772,650 Options. The Options are exercisable subject to the prior approval of the Bermuda Monetary Authority. The Exchangeable Shares are exchangeable, subject to certain conditions and approval of the Board of Directors, into Common Shares on a one for one basis.

         On November 18, 1998, CICA and VSC each exercised, on a cashless basis, their Options and concurrently exchanged the resulting Exchangeable Shares for Common Shares. Also on November 18, 1998, ARC exercised 413,650 of its Options, on a cashless basis, and concurrently exchanged the resulting Exchangeable Shares for Common Shares. These exercises have resulted in CICA, VSC and ARC directly owning 951,929 Common Shares.

         Except as set forth above, Aon has no present plans or proposals which may relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;



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CUSIP No.  037389103                   13D            Page 7 of 11 Pages
---------------------                               ----------------------



         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.

Item 5.          Interest in Securities of the Issuer.

                  (a) 951,929 Common Shares of the Issuer (6.1%) are beneficially owned by Aon.

                  (b) Aon has sole voting and dispositive power with respect to all Common Shares of the Issuer identified in Item 5(a).

                  (c)      None.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         (1)     AMENDED AND RESTATED SHAREHOLDERS AGREEMENT (THE
                 "SHAREHOLDERS AGREEMENT"), DATED AS OF NOVEMBER 27, 1995, AMONG LASALLE RE HOLDINGS LIMITED, LASALLE RE LIMITED AND EACH OF THE SHAREHOLDERS LISTED ON SCHEDULE I THERETO (THE "SHAREHOLDERS").

         The Shareholders Agreement is an amendment and restatement of the Shareholders Agreement dated as of November 22, 1993 that was executed in connection with the formation and initial capitalization of LaSalle Re. Pursuant to the Shareholders Agreement, CICA and VSC agreed to exchange their interests in LaSalle Re for Common Shares, Exchangeable Shares, and Options. The Shareholders Agreement imposes certain restrictions on, and grants certain rights to, the Shareholders.

         Pursuant to Section 2 of the Shareholders Agreement, no Shareholder may transfer any Common Shares, Exchangeable Shares or Options without the approval of the Board of Directors of the Issuer, or, as applicable, LaSalle Re, unless such transfer is pursuant to an effective registration statement, is exempt from the registration requirements of the Securities Act, or is permitted under Rule 144 or Rule 144A under the Securities Act.

         Pursuant to Section 3 of the Shareholders Agreement, subject to obtaining approvals required by Bermuda governmental authorities, the Shareholders have the right to have their Registrable Securities registered under the Securities Act and applicable United States Securities laws. Registrable Securities includes Common Shares, including Common Shares acquired as the result of the exercise of Options and the exchange of Exchangeable Shares.

CUSIP No.  037389103                   13D            Page 8 of 11 Pages
---------------------                               ----------------------



         (2) AMENDED AND RESTATED OPTION AGREEMENT (THE "OPTION AGREEMENT"), DATED AS OF NOVEMBER 27, 1995, AMONG LASALLE RE HOLDINGS LIMITED, LASALLE RE LIMITED, AND EACH OF THE OPTIONHOLDERS LISTED ON SCHEDULE I THERETO (THE
                  "OPTIONHOLDERS").

         The Option Agreement is an amendment and restatement of the Option Agreement, dated as of November 22, 1993, executed in connection with the formation and initial capitalization of LaSalle Re. Pursuant to the Option Agreement, CICA, VSC and ARC agreed to exchange their options to purchase non-voting shares of LaSalle Re for options to purchase Exchangeable Shares.

         (3) EXCESS OWNERSHIP AGREEMENT (THE "OWNERSHIP AGREEMENT"), DATED AS OF NOVEMBER 27, 1995, AMONG LASALLE RE HOLDINGS LIMITED, LASALLE RE LIMITED AND EACH OF THE SHAREHOLDERS LISTED ON SCHEDULE I THERETO (THE "SHAREHOLDERS").

         Pursuant to the Ownership Agreement, if any Shareholder becomes or currently is an Excess Shareholder, the Issuer has the right to (i) repurchase all or part of such Excess Shareholder's shares, or (ii) require such Excess Shareholder to sell all or part of its shares of the Issuer or exchange all or part of its shares of the Issuer for Exchangeable Shares. An Excess Shareholder is defined as a person who owns shares of the Issuer or LaSalle Re in excess of 9.9% of the voting power of the Issuer or LaSalle Re.

         (4) CONVERSION AGREEMENT (THE "CONVERSION AGREEMENT"), DATED AS OF NOVEMBER 27, 1995, AMONG LASALLE RE HOLDINGS LIMITED, LASALLE RE LIMITED AND EACH OF THE PERSONS LISTED ON SCHEDULE I THERETO.

         Pursuant to the Conversion Agreement, certain holders of non-voting shares of LaSalle Re are given the right to exchange all or any portion of their non-voting shares for Common Shares on a one for one basis, unless the board of directors of the Issuer determines that such exchange of all or any part of such non-voting shares may cause actual or potential adverse tax consequences to the Issuer, LaSalle Re, or any shareholder of the Issuer or LaSalle Re.

Item 7.           Material to be Filed as Exhibits.

                  (a) Amended and Restated Shareholders Agreement, dated as of November 27, 1995, among LaSalle Re Holdings Limited, a company organized under the laws of Bermuda, LaSalle Re Limited, a company organized under the laws of Bermuda, and each of the Shareholders listed on Schedule I thereto (incorporated by referenced to Exhibit 10.1 to the Issuer's Form 10-Q for the quarterly period ended December 31, 1995, as filed with the SEC (File No. 0-27216)).

                  (b) Amended and Restated Option Agreement, dated as of November 27, 1995, among LaSalle Re Holdings Limited, a company organized under the laws of Bermuda, LaSalle Re Limited, a company organized under the laws of Bermuda, and each one of the Optionholders listed on Schedule I thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Form 10-Q for the quarterly period ended December 31, 1995, as filed with the SEC (File No. 0-27216)).



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CUSIP No.  037389103                   13D            Page 9 of 11 Pages
---------------------                               ----------------------



                  (c) Excess Ownership Agreement, dated as of November 27, 1995, among LaSalle Re Holdings Limited, a company organized under the laws of Bermuda, LaSalle Re Limited, a company organized under the laws of Bermuda, and each of the shareholders listed on Schedule I thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Form 10-Q for the quarterly period ended December 31, 1995, as filed with the SEC (File No. 0-27216)).

                  (d) Conversion Agreement, dated as of November 27, 1995, among LaSalle Re Holdings Limited, a company organized under the laws of Bermuda, LaSalle Re Limited, a company organized under the laws of Bermuda, and each of the Persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Form 10- Q for the quarterly period ended December 31, 1995, as filed with the SEC (File No. 0-27216)).



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CUSIP No.  037389103                   13D            Page 10 of 11 Pages
---------------------                               ----------------------



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 9, 1999               AON CORPORATION


                                     By:  /s/  Kevann M. Cooke
                                         ------------------------------
                                          Kevann M. Cooke
                                          Vice President - Corporate Secretary

CUSIP No.  037389103                   13D            Page 11 of 11 Pages
---------------------                               ----------------------

                               EXHIBIT INDEX

No.                                                                        Page

(1) Amended and Restated Shareholders Agreement, dated as of November 27, 1995, among LaSalle Re Holdings Limited, a company organized under the laws of Bermuda, LaSalle Re Limited, a company organized under the laws of Bermuda, and each of the Shareholders listed on
      Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Form 10-Q for the quarterly period ended December 31, 1995, as filed with the SEC (File No. 0-27216)).

(2) Amended and Restated Option Agreement, dated as of November 27, 1995, among LaSalle Re Holdings Limited, a company organized under the laws of Bermuda, LaSalle Re Limited, a company organized under the laws of Bermuda, and each one of the Optionholders listed on
      Schedule I thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Form 10-Q for the quarterly period ended December 31, 1995, as filed with the SEC (File No. 0-27216)).

(3) Excess Ownership Agreement, dated as of November 27, 1995, among LaSalle Re Holdings Limited, a company organized under the laws of Bermuda, LaSalle Re Limited, a company organized under the laws of Bermuda, and each of the shareholders listed on Schedule I thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Form 10-Q for the quarterly period ended December 31, 1995, as filed with the SEC (File No. 0-27216)).

(4) Conversion Agreement, dated as of November 27, 1995, among LaSalle Re Holdings Limited, a company organized under the laws of Bermuda, LaSalle Re Limited, a company organized under the laws of Bermuda, and each of the Persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Form 10-Q for the quarterly period ended December 31, 1995, as filed with the SEC (File No. 0-27216)).